

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

July 31, 2008

Via U.S. Mail

Mr. Parker Seto
Chief Executive Officer
Infosmart Group, Inc.
5th Floor, Texaco Building
126-140 Texaco Rd.,
Tsuen Wan, Hong Kong

> **Re: Infosmart Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 15, 2007**
> **File No. 001-15643**

Dear Mr. Seto:

　　We have completed our review of your Item 4.01 Form 8-K and related filings and do not, at this time, have any further comments.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　　　Assistant Director